Exhibit (a)(5)(C)

Success Factors Q&A

1.	Why did SAP acquire SuccessFactors? How does it fit into SAP’s cloud strategy?

The cloud is a core pillar of SAP’s growth strategy. This acquisition will complement our strong cloud assets and accelerate the momentum we already have with our cloud based applications, platform and infrastructure.

With SuccessFactors we gain immediate strength in the fast-growing segment of cloud applications for people and talent management – a top priority for CEOs globally. The combination of SuccessFactors and SAP will create a cloud powerhouse.

With SuccessFactors we have the most complete cloud offering for our customers. SuccessFactors is the market leader in Human Capital Management (HCM). HCM is one of the fastest growing market segments in the cloud apps space. In addition, SuccessFactors’ solutions are complementary to SAP’s core enterprise HR applications, to our SAP Business ByDesign cloud suite and to our line-of-business cloud solutions for large enterprises.

SuccessFactors’ industry-leading cloud expertise and its widely respected leadership team will complement our end-to-end solutions to meet any deployment preference – on-premise, in the cloud or on device.

2.	How will this affect your outlook for growth?

This transaction will help us drive our long-term growth ambitions. Our focus remains on growth through innovation, and we have proven that we can innovate organically and through acquisition of attractive technologies to lead in the categories that we chose to focus on.

This move will significantly accelerate the momentum we have as a provider of cloud applications, platform and infrastructure. It also allows us to exceed our 2015 target of €20 billion and to reach 1 billion people by 2015 while staying committed to a 35% operating margin

SuccessFactors has 15 million users at companies of all sizes, and its technology has been proven in many of SAP’s largest customer environments. SAP customers currently only make up 14% of SuccessFactors’s customer base leaving tremendous upside for the more than 500 million employees of SAP’s 176.000 customers.

3.	Are you acquiring SuccessFactors because of slow uptake of SAP Business ByDesign and your line of business on demand solutions? Will SuccessFactors replace Business ByDesign?

No. We see two markets in the cloud – a suite market and a line of business market.

Business ByDesign is our cloud suite solution. It addresses mid-sized companies who want to run their entire business in the cloud. We are getting excellent feedback from both customers and analysts on the functionality of ByDesign and will reach our goal of 1000 customers by the end of the year.

Much of the cloud market today is a line of business market. SuccessFactors will accelerate our ambitions in the LoB cloud segment. It is complementary to our existing LOB cloud solutions such as SAP Sales on Demand as well as solutions for sourcing, carbon, and travel and expense management. SuccessFactors also gives us the expertise and leadership of a first generation cloud player.

4.	Will SuccessFactors replace CareerOD? If so, how much did you already invest (costs, investments, R&D capacities)? Does this mean that you are only now able to develop attractive OD offerings?

We’ll look at that after the transaction closes. SuccessFactors provides on demand HCM solutions for 60 industries and in all major markets worldwide. We will leverage SuccessFactors’ deep understanding of the LoB cloud market based and their 10 years of on demand expertise.

5.	Will you integrate SuccessFactors into ByDesign?

No, SucessFactors and ByDesign address different cloud segments: Business ByDesign addresses mid-sized companies who want to run their entire business in the cloud. We are getting excellent feedback from both customers and analysts on the functionality of ByDesign and will reach our goal of 1000 customers by the end of the year.

SuccessFactors is the leader in the HCM cloud market - one of the fastest growing market segments in the cloud applications space which complements our LOB cloud solutions such as SAP Sales on Demand as well as solutions for sourcing, carbon, and travel and expense management.

6.	How will you integrate SuccessFactors with other SAP solutions and technology platforms? Will you maintain SuccessFactors as a separate platform?

Our goal is to optimize integration of SuccessFactors applications with SAP’s broader portfolio and to provide our customers with consistency regardless of platforms. We will be the only company that can offer end-to-end processes integrating world-class line of business cloud offerings with the most respected on-premise solutions available. Customers will be able to get instant value from SuccessFactors’ stand alone talent management solutions or benefit from our expanded cloud offering that complements our core enterprise HR applications. HANA (in memory) will be the future technology foundation for all of our cloud applications including SuccessFactors.

7.	You have stated for a long time that SAP is a proponent of organic growth and would not make large acquisitions, buy market share or buy customers. Is this a change in that strategy? If so, can we expect more of these types of acquisitions?

We have always said that we will continue to invest in organic growth through innovation, but also look for opportunities to accelerate the depth and breadth of our portfolio to offer additional value to our 176,000 customers.

With this transaction, we are investing in our future and not consolidating the past. SuccessFactors is an innovator in the cloud space and with its solutions we can offer significant business value to our customers. We will continue to focus on in-house innovation, but will consider acquisitions that help us lead in categories that we choose to play in.

8.	Is SAP’s decision to acquire SuccessFactors similar to Oracle’s acquisition of RightNow? Is there any difference between SAP’s approach to the cloud and Oracle’s? Are you addressing the same customers?

SuccessFactors’ solutions portfolio is very complementary to SAP’s portfolio and the culture of the two companies match. SuccessFactors continues to be one of the fastest growing companies in the cloud segment. We believe these factors differentiate our approach from Oracle’s.

9.	Will you run Success Factors on HANA?

HANA (in memory) will be the future technology foundation for all of our cloud applications including SuccessFactors. We believe HANA is one of the biggest technology innovations that we have seen in the last decade and that it will drive real time business application across all areas – in the cloud, on premise and on device.

10.	Why did you choose to acquire in the HCM space vs. other on demand areas like CRM?

HCM is one of the fastest growing segments in the cloud applications space, and SuccessFactors is the fastest growing provider in this category. SAP already has a strong portfolio of cloud offerings including Sales on Demand. The combination of SuccessFactors’ on demand expertise and strong cloud go-to-market capabilities along with our leading enterprise software sales team creates an unbeatable force – also for our existing cloud assets. With SuccessFactors we are closing the gap for on demand talent management solutions, which according to Gartner will be a $ 4.5 billion market by 2015 with 75% of solutions expected to be cloud based.

11.	Will SAP continue its traditional HCM solutions or will it transition to SuccessFactors?

SuccessFactors’ applications are complementary to SAP’s HCM portfolio. The combination offers customers the best choice available for solutions across the HCM space, spanning both on premise and on demand.

12.	Will you bundle offerings of SAP and SuccessFactors’ solutions?

We see significant potential for synergies with SuccessFactors across SAP’s solution portfolio. SuccessFactors’ target market – the talent management cloud market – is the fastest growing market in the HCM space. SAP customers currently only make up 14% of SuccessFactors’ customer base leaving tremendous potential upside for the more than 500 million employees of SAP’s customers.

13.	How will you run SuccessFactors?

Upon completion of the transaction, the CEO of SuccessFactors, Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company”. The chairman of SAP’s supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP AG. Our current on-demand development team will remain in the Product and Solutions Board Area under the leadership of Peter Lorenz.

After the successful closing of the transaction, SuccessFactors will begin to be closely integrated into our overall cloud and HCM roadmaps – where SuccessFactors’ talent management cloud solutions will seamlessly integrate with SAP’s on premise HCM solutions.

14.	Is there a risk of a potential counter-offer? If a competitor makes a counter offer, how high are you willing to go before losing the acquisition?

We believe our offer provides solid value to all SuccessFactors stakeholders – its investors, customers and employees. We cannot comment or speculate on a potential counter offer or what SAP’s position or decisions would be if such an event occurred.

15.	How will SAP be differentiated from the competitive landscape after this acquisition? Please compare to Salesforce.com and Oracle.

With the acquisition of SuccessFactors we will gain immediate strength and leadership in the fast growing segment of cloud-based applications for people and talent management. And we will be the only company that can offer end-to-end processes integrating world-class line of business cloud offerings with the most respected on-premise solutions available. The combination of SuccessFactors’ strong cloud go-to-market capabilities with our leading enterprise software sales team creates an unbeatable force.

16.	Is there any overlap in the two companies’ solutions and will you eliminate product offerings? Will SAP end-of-life any products?

SuccessFactors’ offerings are complementary to SAP’s and we do not foresee significant activity in eliminating product offerings. As with any transaction of this nature, we will evaluate the respective portfolios upon the close of the acquisition, as part of the integration process.

17.	What will happen to SuccessFactors’ management team and employees?

Upon completion of the transaction, the CEO of SuccessFactors, Lars Dalgaard, will lead the cloud business of SAP in addition to his responsibility as CEO of SuccessFactors. SuccessFactors will remain independent and be named “SuccessFactors, an SAP company”. The chairman of SAP’s supervisory board, Hasso Plattner, recommended that Lars Dalgaard be appointed to the executive board of SAP AG. Our current on-demand development team will remain in the Product and Solutions Board Area under the leadership of Peter Lorenz.

18.	Will you eliminate positions as a result of this transaction?

This transaction is about growth and innovation as opposed to consolidation.

19.	What does this acquisition mean for SAP’s ecosystem? Will SAP partners be able to sell SuccessFactors solutions?

With the acquisition, our ecosystem strategy remains the same. The move will bring a new field of opportunity for our partners to explore ways in which we can co-innovate on offerings focused on cloud solutions for our joint customers.

20.	Do you anticipate any regulatory issues related to this transaction?

The transaction will require anti-trust and other regulatory filings in the US and various other jurisdictions, including tender offer filings with the Securities Exchange Commission in the US, but we do not expect any regulatory issues.

Financial Questions

21.	Are you paying too much for SuccessFactors – compared to other recent transaction in the industry like Autonomy or RightNow? How does the valuation compare to the valuation you paid for Business Objects and Sybase?

As you know, traditional on-premise vendors have a lower valuation profile than SaaS vendors because of the substantial growth rates of on-demand players. SuccessFactors is one of the fastest growing on-demand companies in the rapidly expanding cloud market for human capital management. That said, the 30 day and 90 days premiums we paid for Sybase as well as BOBJ were in line with the equity premium offered to Success Factors shareholders.

22.	How does the transaction affect SAP’s 2011 financial guidance?

There is no effect on the 2011 financial guidance as the deal is expected to close early 2012.

23.	What is your expected revenue target for 2012 and what’s the expected contribution from SuccessFactors?

As always, SAP will announce its full year guidance at the beginning of the year at its Q4 press and analyst conference (January 25th, 2012) Should the transaction close successfully, SuccessFactors’ revenue contribution will be reflected in the 2012 financial market guidance.

24.	What is the effect of the deal on SAP’s EPS? Will the deal be accretive or dilutive?

SuccessFactors effect on Non-IFRS earnings per share are expected to be slightly dilutive in 2012 and accretive thereafter.

The statements in this document are neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of SuccessFactors common stock described herein has not commenced. At the time the offer is commenced SAP America, Inc. and Saturn Expansion Corporation, an indirect subsidiary of SAP AG, will file a Schedule TO Tender Offer Statement with the Securities and Exchange Commission, and SuccessFactors, Inc. will file a Schedule 14D-9 Solicitation/Recommendation Statement with respect to the offer. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the Tender Offer. Those materials and other documents filed by SAP AG, SAP America, Inc., Saturn Expansion Corporation or SuccessFactors with the SEC will be available at no charge on the Securities and Exchange Commission's web site at www.sec.gov. The Schedule TO Tender Offer Statement and related materials may be obtained for free by directing such requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Hillary Smith, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000.

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as "anticipate",

"believe","estimate", "expect", "forecast", "intend", "may", "plan", "project","predict", "should" and "'will" and similar expressions as they relateto SAP or SuccessFactors are intended to identify such forward-lookingstatements. This document contains forward-looking statements that involve risks and uncertainties concerning the parties' ability to close the transaction and the expected closing date of the transaction, the anticipated benefits and synergies of the proposed transaction, anticipated future combined operations, products and services, and the anticipated role of SuccessFactors, its key executives and its employees within SAP following the closing of the transaction. Actual events or results may differ materially from those described in this release due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction, the ability of the parties to complete the transaction, the failure to retain key SuccessFactors employees, customer and partner uncertainty regarding the anticipated benefits of the transaction, the failure of SAP and SuccessFactors to achieve the anticipated synergies of the proposed transaction and other risks detailed in SAP's and SuccessFactors's SEC filings, including those discussed in SAP's annual report on Form 20-F for the year ended December 31, 2010 and SuccessFactors's quarterly report on Form 10-Q for the quarter ended September 30, 2011, each of which is on file with the SEC and available at the SEC's website at www.sec.gov. Neither SAP nor SuccessFactors is obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.